EXHIBIT 99.1

Reserves and Economics Report

Vadda Energy Corporation
as of
December 31, 2011

Prepared for:

Mr. Daro Blankenship
Chief Executive Officer
Vadda Energy Corporation

Mr. Daro Blankenship
Chief Executive Officer
Vadda Energy Corporation
1660 South Stemmons Freeway, Suite 440
Lewisville, TX 75067

Dear Mr. Blankenship:

Pursuant to your request, we prepared a reserves and economics report for certain oil and natural gas interests (the “Reserves”) located in Pennsylvania and Kentucky as of December 31, 2011, (the “Valuation Date”) for Vadda Energy Corporation (the “Company”).  The underlying analysis upon which this report is based was completed on March 29, 2012. It is our understanding that the proved reserves estimated in this report constitute all proved reserves owned by the Company.  This reserve evaluation was performed for financial reporting purposes related to the Company’s annual report on Form 10-K, to be filed with the U.S. Securities and Exchange Commission (“SEC”).  No other use for this analysis is intended or should be inferred.

This reserve evaluation and report were prepared by Gregory E. Scheig and staff under his direct supervision.  Mr. Scheig’s qualifications, independence, objectivity, and confidentiality meet the requirements set forth in the Standards Pertaining to the Estimating and Auditing of Oil and Gas Reserves Information promulgated by the Society of Petroleum Engineers.  Mr. Scheig holds a Bachelor of Science Degree in Petroleum Engineering from the University of Texas at Austin.  Mr. Scheig also earned a Master in Business Administration from the University of Texas at Austin.  Mr. Scheig has over 20 years of energy related consulting experience and is a member of the Society of Petroleum Engineers.  In addition Mr. Scheig is a Chartered Financial Analyst Charterholder and a Certified Public Accountant.  A copy of Mr. Scheig’s resume is attached.

We performed a calculation engagement and present our report in conformity with the Statement on Standards for Valuation Services No. 1 (SSVS) of the American Institute of Certified Public Accountants (AICPA).  SSVS defines a calculation engagement as “an engagement to estimate value in which a valuation analyst determines an estimate of the value of a subject interest by performing appropriate procedures, as outlined in the AICPA Statement on Standards for Valuation Services, and is free to apply the valuation approaches and methods he or she deems appropriate in the circumstances.  The valuation analyst expresses the results of the calculation engagement as a conclusion of value, which may be either a single amount or a range.”

950 E. State Highway 114 • Suite 120 • Southlake • Texas• 76092 • Tel: 817.481.4900 • Fax:  817.481.4905
www.valuescopeinc.com

Mr. Daro Blankenship
March 29, 2012

SSVS addresses a summary report as follows: “The summary report is structured to provide an abridged version of the information that would be provided in a detailed report, and therefore, need not contain the same level of detail as a detailed report.”

The Company’s natural gas and crude oil properties consist of working interests owned on various leases located in Kentucky and Pennsylvania.  As of the Valuation Date, the Company owned interests in 70 producing or capable of producing natural gas wells located in Centre, Clearfield, and Westmoreland Counties of Pennsylvania.  The Company also owned interest in three proved-undeveloped natural gas wells located in Jefferson County, Pennsylvania.  The Company’s crude oil properties consisted of owned working interests in seven producing or capable of producing oil wells located in Warren County, Kentucky.  These interests represent 100% of the Company’s proved reserves and comprise the Reserves referred to herein.

Results of the analysis are summarized in the following graphic:

Mr. Daro Blankenship
March 29, 2012

RESERVE CATEGORIES

SEC regulations define reserves as the “estimated remaining quantities of oil and gas related substances anticipated to be economically producible, as of a given date, by application of development projects to known accumulations.  In addition, there must exist, or there must be a reasonable expectation that there will exist, the legal right to produce or a revenue interest in the production, installed means of delivering oil and gas or related substances to market, and all permits and financing required to implement the project.”1

Oil and gas reserves fall into one of the following categories: proved, probable, and possible.  These categories are further divided into appropriate reserve status categories: developed and undeveloped.  The developed reserve category is further divided into the appropriate reserve status subcategories: producing and non-producing.  Non-producing reserves include shut-in and behind-pipe reserves.

Proved reserves are defined as “those quantities of oil and gas, which, by analysis of geoscience and engineering data, can be estimated with reasonable certainty to be economically producible – from a given date forward, from known reservoirs, and under existing economic conditions, operating methods, and government regulations – prior to the time at which contracts providing the right to operate expire, unless evidence indicates that renewal is reasonably certain, regardless of whether deterministic or probabilistic methods are used for the estimation.  The project to extract the hydrocarbons must have commenced or the operator must be reasonably certain that it will commence the project within a reasonable time.”2  The estimates shown in this report are for proved reserves.  No study has been performed to determine whether probable or possible reserves might be established for these properties.

RESERVE ESTIMATES

During the preparation of this report, 100% of the Company’s reserves were reviewed.  The assumptions, data, methods and procedures used in the development of this reserve report were appropriate for the purposes of Item 1202 of Regulation S-K.  Reserve estimates were made based on technical and economic data including, but not limited to, well logs, geologic maps, seismic data, well test data, production data, historical price and cost information, and property ownership interests.  The reserves in this report have been estimated using deterministic methods; these estimates have been prepared using standard engineering and geosciences methods, or a combination of methods, including performance analysis, volumetric analysis, analogy and statistical analysis, that we considered to be appropriate and necessary to categorize and estimate reserves in accordance with SEC definitions and guidelines.

________________
1	SEC Rule 4-10(a)(26) of Regulation S-X.

2	SEC Rule 4-10(a)(22) of Regulation S-X.

Mr. Daro Blankenship
March 29, 2012

We used all methods and procedures that we considered necessary, under the circumstances, in the preparation of this report.  We did not perform any field inspection of the properties, nor did we examine the mechanical operation or condition of the wells and facilities.  We have not investigated possible environmental liability related to the properties; therefore, our estimates do not include any costs due to such possible liability.

Reserve estimates are strictly technical judgments.  The accuracy of any reserve estimate is a function of the quality of data available and of engineering and geological interpretations.  The reserve estimates presented in this report are believed reasonable; however, they are estimates only and should be accepted with the understanding that reservoir performance subsequent to the date of the estimate may justify their revision.

PRICING AND EXPENSE PARAMETERS

Pursuant to SEC guidelines, prices used in this report are based on the 12-month un-weighted arithmetic average of the first-day-of-the-month price for each month in the period from January 2011 through December 2011.  For oil and gas prices, the SEC 2011 12-month average West Texas Intermediate crude spot price of $96.19 per barrel and Henry Hub spot price of $4.12 per MMBTU, respectively, were adjusted by lease for energy content, transportation fees and regional price differentials.  All prices were held constant throughout the lives of the properties.  The average adjusted product prices, weighted by production over the remaining lives of the properties, are $83.46 per barrel of oil and $4.29 per MCF of gas.

Lease operating expenses were estimated for each well based on 2011 expense data provided by the Company.  A 4.5% Kentucky severance tax was applied to the Company’s oil reserves in that state.  Currently, there are no severance taxes in Pennsylvania.

Future net revenue to the Vadda interest is prior to deducting state production taxes.  Future net income is after deductions for state production taxes and operating expenses, but prior to consideration of any income taxes.  The future net income has been discounted at an annual rate of 10 percent to determine its present worth, which is shown to indicate the effect of time on the value of money.  Future net income presented in this report, whether discounted or undiscounted, should not be construed as being representative of the fair market value of the properties.

GENERAL

All data used in this assignment was provided by the Company or obtained from public sources.  A field inspection of the properties was not made in connection with the preparation of this report.

The oil and gas extraction industry is highly regulated, with the federal and state governments being involved in all stages of production.  State governments determine which areas are open to oil exploration and extraction, enforce environmental legislation, and issue exploration and production leases.  The effects of such regulation may prevent or interfere with the Company’s ability to recover the estimated Reserves.  The potential environmental liability related to ownership and/or operation of the properties has not been addressed in this report.  Abandonment and clean-up costs and possible salvage value of the equipment were not considered in this report.

Mr. Daro Blankenship
March 29, 2012

In evaluating the information at our disposal related to this report, we have excluded from our consideration all matters that require a legal or accounting interpretation or any interpretation other than those of an engineering or geological nature.  In assessing the conclusions of this report pertaining to all aspects of oil and gas valuations, especially pertaining to reserve valuations, there are uncertainties inherent in the interpretation of engineering data, and such conclusions represent only informed professional judgments.

We relied on information received as indicative of the Company and its operations as of the Valuation Date.  We made limited investigation as to the accuracy and completeness of such information and did not verify this information as part of this assignment.  Therefore, we express no opinion or other form of assurance regarding the accuracy of the data.  Our analysis was based in part on this information as well as on other data we developed.

We are independent of Vadda Energy Corporation, and we have no current or prospective economic interest in the business or property that is the subject of this report.  Our fee for this assignment was in no way influenced by the results of our analysis.  The Assumptions and Limiting Conditions is an important component of this report.

Should you have questions regarding this report, please contact Gregory E. Scheig, CPA/ABV/CFF, CFA, ValueScope’s Energy Practice Leader, at 817-481-4997.

Respectfully submitted,

/s/ ValueScope, Inc.

ValueScope, Inc.